UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10/A
Amendment No. 3

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934

MK AUTOMOTIVE, INC. (Exact name of registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	43-1965656 (IRS Employer Identification No.)

5833 West Tropicana Avenue Las Vegas, Nevada (Address of principal executive offices)	89103 (Zip Code)

(702) 227-8324 (Registrant’s telephone number, including area code)

Securities registered under Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which Each class is to be registered

NONE	NONE

Securities Registered under Section 12(g) of the Exchange Act:

Common Stock, $.001 par value per share
(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (check one)

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting Company ☑

ADDITIONAL INFORMATION

Statements contained in this registration statement regarding the contents of any contract or any other document are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or other document filed as an exhibit to the registration statement.  As a result of this registration statement, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and will be required to file annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission (the “Commission”).  The registration statement, including exhibits, may be inspected without charge at the Commission’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, 100 F Street, NW, Washington, D.C. 20549 upon payment of the prescribed fees.  You may obtain information on the operation of the Public Reference Room by calling the Commission at (800) 732-0330.  The Commission maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with it.  The address of the Commission’s Website is http://www.sec.gov.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This registration statement contains forward-looking statements.  These statements relate to future events or our future financial performance.  In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of such terms or other comparable terminology.  Forward-looking statements are speculative and uncertain and not based on historical facts.  Because forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including those discussed under “Business,” “Risk Factors” and “Financial Information”.  These uncertainties and other factors include but are not limited to:

•	the continued availability of key personnel
•	consumer acceptance of franchised operations in the automotive repair business
•	location and appearance of owned and franchised outlets
•	availability and cost of qualified automotive technicians
•	ability to attract and retain qualified technicians, managers and franchisees

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements, and you are advised to consult any further disclosures made on related subjects in our future filings.

MK AUTOMOTIVE, INC.

TABLE OF CONTENTS

Item 1.        Business.

We were incorporated on June 20, 2002, and operated as a Subchapter S corporation from January 1, 2004, until March 31, 2008.  On April 1, 2008, we amended and restated our Articles of Incorporation to increase our authorized shares to 50,000,000 shares of common stock, to increase the par value of our common stock to $0.001 per share, and to reflect a 10,400:1 forward stock split of the shares of our common stock outstanding on that date.  We terminated our Subchapter S election at the same time.

We presently have six company operated locations and one franchise location in the greater Las Vegas, Nevada, metropolitan area, and one franchise location in St. Louis, Missouri.  We began operations in 2002 with the acquisition of “Tropicana” location in Las Vegas, Nevada.  We acquired our “Durango” and “Henderson” locations in 2003, opened our “Sahara” location in 2005, acquired our “Green Valley” and “Decatur” locations in 2007 and acquired our “Buffalo” location in 2008.  During 2009, we expanded our “Buffalo” location into adjacent vacant space.  We commenced franchise operations in 2010.  Our first franchise location was previously operated by us as our “Henderson” location and was transferred to one of our employees.  It is operated by him under a franchise agreement.  We also have signed an Area Development Agreement authorizing a franchisee to develop and open up to 40 locations in Missouri, Kansas, Oklahoma and Arkansas.  The first location under this Area Development Agreement was opened on June 1, 2010 in St. Louis, Missouri.

We provide, either directly or through our franchisees, retail and commercial automotive diagnostic, maintenance and repair services.  Our locations and franchises are identified by a common appearance and trade name, use our proprietary location management software, and follow our proprietary operating procedures to control costs and maintain the quality of our services.  We intend to continue to expand the number of locations we operate and the number of locations operated by independent businesses under franchise agreements and may transfer some of our existing operations to franchisees.

Summary financial information for the last three years is set forth below:

	Year Ended March 31,
	2009	2008	2007
Company Operations:
Net Revenues	$4,978,456	$4,348,759	$2,814,404
Gross Profits	$252,192	$542,969	$2,544,734
Net Operating Profits (Losses)	$(1,241,380)	$213,545	$51,995
Net Income (Loss)	$(1,442,963)	$9,797	$(19,378)
Pro Forma Income Tax Expenses	-	$1,470	-
Pro Forma Net Income (Loss)	$(1,442,963)	$8,327	$(19,378)
Weighted Average Shares Outstanding	29,202,110	26,000,000	26,000,000
Earnings (Loss) Per Share	$($0.05)	$0.00	$(0.00)

Company Operations

Our current operations consist of the full service retail sale of automotive diagnostic, maintenance and repair services, including oil changes, brake overhauls, engine diagnosis and repair, transmission service and repair, and wheel alignment and chassis repairs.  We also offer the retail sale and installation of automotive accessories, including tires, wheels and batteries.  No class of similar products or services accounted for more than 15% of our revenues in any fiscal year.  We employ 24 automobile technicians, most of whom are certified by the National Institute of Automotive Service Excellence (“ASE”).  We also employ eight on-site store managers and assistant managers and three executive and administrative persons.

We have developed a proprietary management software application and have compiled proprietary operating manuals and procedures to manage our business.  Our proprietary management software application maintains and stores all sales, financial, marketing, customer and location information in a format that is readily accessible.  Our proprietary operating manual contains policies and procedures for controlling costs of inventory and of work performed and ensuring that all work is completed to the satisfaction of the customer, our facilities have an attractive appearance and are operated safely, and our technicians are trained to use current diagnostic procedures and equipment.  Each of our locations is required to operate using our proprietary management software application and to follow our proprietary operating manual.

Our technicians are full time employees with benefits, vacation and overtime pay.  Advancement and bonuses are based on customer satisfaction with their work, not on how much they sell.  No employee works on the basis of a commission or a percentage of what they sell so there is no incentive to perform unnecessary work or sell parts that are not required.  We frequently review published compensation information and strive to pay our employees in the top quartile of all similar positions.

Aftermarket repair parts are available from various sources, including original equipment manufacturers, suppliers of parts to the original equipment manufacturers, and independent aftermarket or “will fit” parts manufacturers.  We do not use salvage parts in our operations.  We are not dependent upon any single supplier or group of suppliers for aftermarket parts or materials.

Franchise Operations

We commenced franchise operations during 2010.  Our first franchise location was originally acquired by us in 2003 and operated by us as our “Henderson” location.  It was transferred to a former employee and is now operated under a franchise agreement.  Other than the franchise agreement for the “Henderson” location, we have no continuing relationship with the former employee.  In addition, we have signed an Area Development Agreement covering Missouri, Kansas, Oklahoma and Arkansas with Henry Antolak, a non-affiliated stockholder.  Under this agreement, Mr. Antolak has the right to develop up to 40 franchise locations within the assigned area.  The first franchise location under this Area Development Agreement was opened on June 1, 2010, in St. Louis, Missouri.  We have no business relationship with Mr. Antolak other than the Area Development Agreement and the franchise agreements for locations he develops.

Our franchise operations provide franchisees with access to our proprietary management software application, confidential procedures manual, and trademarks; and to benefit from the increased purchasing power of multiple locations and our regional advertising campaigns.  In addition, we make the following services available to our franchisees:

•	site selection assistance and planning
•	operation training
•	recruiting and hiring assistance
•	grand opening and continued advertising assistance
•	updates to the management software application and operating manual and other bulletins and materials
•	assistance in developing and operating a full service aftermarket service and repair facility

Franchisees are required to pay an initial franchise fee of $30,000 for each location.  In addition, franchisees are required to pay a royalty of 6% of weekly gross sales, a national advertising contribution of 1% of gross weekly sales, and software licensing fees of $300 per month (which is waived for franchisees with accounts in good standing).  Franchisees are also expected to use 3% of weekly gross sales for local advertising.

We intend to expand our franchise operations and enter additional Development Agreements for other states and additional franchise agreements for individual locations if our initial franchise operations are successful.  Our Area Development Agreements and franchise agreements are presently offered primarily through our internet website, www.mikesmastermechanics.com, and we expect to expand our franchise operations only when we identify suitable franchisees and funds generated from franchise operations will support expansion.  There is no assurance that we will execute additional franchise agreements under our existing Area Development Agreement or that we will enter additional Area Development Agreements or franchise agreements.

As of May 31, 2010, we have incurred costs of $53,737 in preparation of franchise registration and offering materials and development of the policies and procedures relating to our franchise operations.  We expect to incur approximately $75,000 in additional costs relating to franchise operations during 2010.

Competition

The automotive aftermarket diagnostic, maintenance and repair market is estimated to be more than $150 billion and is highly fragmented with no one competitor having more than 1% of the total market.  Participants in the market include:

•
Service operations of new car dealerships.  These outlets provide aftermarket services under factory warranty and extended service policies and to purchasers that are not sensitive to the higher cost of factory parts and dealership labor rates.

•
National and local automobile aftermarket parts and accessory retailers like WalMart, NTB, AutoZone, and Pep Boys.  These outlets focus primarily on the retail sale of parts and accessories but also provide general aftermarket maintenance and repair services to customers.

•
National and local specialty shops and franchises like Lube Stop, Brake Check, Aamco and Meineke.  These outlets primarily serve customers with specific automotive problems.  They may also provide general aftermarket maintenance and repair services but do not always have the capability to diagnose and repair problems outside of their particular expertise.

•
Locally owned and operated service centers.  These outlets provide the bulk of aftermarket maintenance and repair services for owners but usually have only one location and draw the majority of their customers from within a few miles of their facility.

Many parts suppliers offer discounts or rebates based on the volume of parts purchased.  In addition, some parts suppliers consign a parts inventory to those customers that have sufficient sales volume.  Consigned inventory is paid for only when it is installed on a customer’s car and paid for by the customer.  As a result, the installer is not required to purchase or finance inventory for sale.  Smaller volume outlets are usually required to purchase parts for inventory before they are sold and incur the cost of such inventory until it is required by operations.  These concessions are informal and can be changed by suppliers at any time.  By aggregating our multiple locations and franchises, we are able to obtain volume discounts, rebates and consignment inventory when such concessions are available from suppliers.

We compete against the other constituents in the industry on the basis of price, quality of service and customer satisfaction.  We believe that our proprietary software and management systems and the qualifications and training of our technicians enable us to effectively compete with new car dealers and national retail operations on the basis of quality of services.  We also believe that our innovative compensation structure and increased purchasing power from multiple locations and franchises enable us to effectively compete with locally owned service centers on the basis of price and customer satisfaction.  Repeat customers make up more than 81% of our total revenue.

Our franchise operations compete with other businesses, both within and outside of the automotive maintenance and repair industry for franchisees.  Competition is based on the costs associated with the franchise agreement, services provided by the franchisor, and potential for profit from operating a franchise.  We believe that our initial franchise fee and maintenance costs compare favorably with other franchise opportunities and represent and appropriate value for the services we provide franchisees.

Government Regulation

Environmental Regulation.  Our operations are subject to numerous federal, state and local laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment and human health and safety, including the Comprehensive Environmental Response, Compensation and Liability Act (commonly referred to as “CERCLA” or the “Superfund Act”), the Clean Air Act, the Resource Conservation and Recovery Act, and similar state laws.  These laws and the regulations adopted by the Environmental Protection Agency (“EPA”) and similar state agencies govern the generation, transportation, treatment, storage, labeling and disposal of hazardous and non-hazardous wastes, the discharge of substances into the air and water, and the responsibility for remediation of contaminated areas.  Failure to comply with the various environmental regulations can be the basis for fines, penalties and enforcement proceedings by the EPA and state regulatory enforcement agencies.

We generate used automotive fluids such as motor oils, greases, hydraulic fluids and coolants, all of which are subject to environmental regulation and could enter the environment if not properly contained and disposed of in accordance with applicable regulations.  We estimate the costs of complying with applicable environmental regulations is between $4,000 and $6,000 per location per year, including installation and maintenance of grease traps and other systems to prevent spills from being carried into the environment by storm water runoff, the storage, transportation and disposal or recycling of waste oils, oil filters, brake fluids, coolant and other fluids, and the recovery systems for R-14 and other chlorinated fluorocarbons used as refrigerants in automotive air conditioners.  Our proprietary operating manual contains procedures to comply with applicable environmental laws and regulations.

Franchising Regulation.  Federal and state laws and regulations govern the offering, sale and termination of franchises and regulate the franchisor/franchisee relationship.  The Federal Trade Commission (“FTC”) Franchise Rule requires the presale disclosure to prospective franchisees of all information necessary to make an informed decision about the franchise opportunity, including costs, services provided, required sources of supply, location and other important rights and obligations.  In addition, 15 states (not including Nevada or Missouri) require registration of franchise offerings and require compliance with the Uniform Franchise Offering Circular Guidelines before franchises may be sold to residents in those states.  The FTC is considering replacing its Franchise Rule with a presale disclosure requirement based on the Uniform Franchise Offering Circular Guidelines.  Failure to comply with the various franchise regulations can result in fines, penalties and enforcement proceedings by the FTC and the state regulatory agencies as well as claims by franchisees.  We believe that our franchise agreements and offering materials comply with the requirements of the Franchise Rule, the Uniform Franchise Offering Circular Guidelines, and the other regulations relating to the offering of franchises in all states.

Trademarks and Service Marks

Both our direct operations and our franchise operations will be conducted under the service mark “Mike’s Master Mechanics”, an unregistered service mark.  Our direct operations in Nevada also use the trade name “AutoTech”, an unregistered service mark.

Relationship with Robert Handal

We have a material continuing relationship with Mr. Robert Handal.  In 2005, we leased a vacant facility from Mr. Handal to open our “Sahara” location.  In 2007, we acquired our “Green Valley” and “Decatur” locations from Mr. Handal for an aggregate purchase of $500,000 and, in 2008, we acquired our “Buffalo” location from Mr. Handal for an aggregate purchase price of $300,000.  The purchase price for the “Buffalo” location was financed by Mr. Handal in the form of a $300,000 promissory note payable in December 2017.  We lease the property on which the “Green Valley”, Decatur” and “Buffalo” locations are located from Mr. Handal under leases that continue through 2012.  Mr. Handal is an experienced automotive master mechanic and became an employee and stockholder following the acquisition of the “Buffalo” location.

Item 1A.      Risk Factors

We have recent operating losses, significant accumulated deficits and a working capital deficit

We incurred net losses of $1,442,963 for fiscal 2009, and net losses of $346,781 for the nine months ended December 31, 2009, and expect to report net losses for fiscal 2010.  As of December 31, 2009, we had accumulated deficits of $2,240,716 and a working capital deficit of $1,169,097.  Our operating activities used $190,474 in fiscal 2009, and $83,526 in the nine months ended December 31, 2009.    If we continue to operate at a loss and use cash in operating activities, it may be difficult or more expensive to obtain funding from lenders or other external sources, if such funding is available at all.  There is no assurance that we will be able to generate a profit from operations in the future or that funding for future operating losses will be available at the times, in the amounts, or at the cost necessary to continue operations.  If we are unable to operate at a profit or obtain funding for losses, we may default upon our outstanding debt, which could result in loss of substantially all our assets to foreclosure.  See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources”

We may lose substantially all our assets if we default on the payment of our outstanding debt.

Certain of our indebtedness to banks is secured by substantially all our assets.  We have been unable to make principal payments on this indebtedness in the past and the bank has deferred such payments until October 2009.  There is no assurance that we will be able to make principal payments in the future or that the bank will continue to defer the principal payments on this debt.  If we are unable to pay this indebtedness when due or refinance this debt on terms that are acceptable, the bank could foreclose upon our assets and sell them to satisfy the debt, in which event we may not be able to continue to operate our business.  In addition, the amount that we receive from the sale of our assets in a foreclosure would likely be substantially less than the amount we would receive for such assets if they were sold in an orderly manner and may not be sufficient to discharge the entire amount of the debt to the bank.  No amount is reflected on our balance sheet for the effect of a foreclosure sale of our assets.  See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources”

We will incur additional operating expenses as a public company.

We will incur additional operating expenses as a public company relating to the preparation of audited financial statements, preparation and filing of periodic reports with the Securities and Exchange Commission, distribution of information statements or proxy materials in connection with meetings of our stockholders, and compliance with other corporate governance requirements.  Among other things, we will be required to document and test the effectiveness of our internal control over financial reporting in accordance with an established internal control framework and to report on our conclusions as the effectiveness of our internal control over financial reporting.  We have engaged Public Company Management Services to advise us on compliance with these requirements and will be required to pay consulting fees of approximately $12,000 over the next 12 months.  We also may be required to retain attorneys, accountants and other service providers to assist us in complying with these additional requirements and expect to pay additional professional fees of between $25,000 and $50,000 over the next 12 months relating to the expenses of being publically traded.  Failure to adequately and timely address the additional requirements of public companies could result in material fines and penalties.  See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources”

The automotive service industry is highly competitive.

We compete for customers with new and used automobile dealerships, national and franchised specialty repair facilities and service centers, and local full service repair and service providers.  The principal competitive factors are location, name recognition, cost and reputation for quality services.  Many of our competitors have significant financial resources, affiliation with automobile manufacturers, or retail parts operations and do not rely solely on providing automotive maintenance and repair services.  Other competitors are recognized as specialists in oil changes, tune ups, brake repairs and service, muffler and exhaust systems, transmission overhauls and other narrow service areas.  We also compete with many of the same providers for qualified automotive technicians on the basis of compensation, insurance and other benefits, and availability of training.  Competition for customers and employees may require us to pay higher costs for qualified technicians or parts but prevent us from increasing our charges for the work we perform.  See “Business – Competition”

Changes in automotive technology could reduce the demand for our services and require additional capital expenditures or training.

Automobile design is rapidly changing and manufacturers are producing vehicles that use alternative fuels, hybrid propulsion systems, and other advanced technologies.  In addition, manufacturers are producing vehicles that are more durable, require fewer repairs, and have longer maintenance intervals.  A few manufacturers offer extended service as part of the purchase price of a new automobile and extended warranty periods during which most repairs and services are performed by the authorized dealers.  Continued development of more durable and fault tolerant vehicles, longer warranty and service policies, and extended service intervals for normal maintenance could have an adverse effect on our business by reducing the amount of repairs and maintenance performed by independent facilities.  In addition, new automobile technologies could require us to replace or update our diagnostic tools and equipment, acquire additional tools and equipment, or provide additional relating to our technicians.  Such additional costs may be material and could adversely affect our results of operations.  See “Properties”

We are dependent on the availability of certain key personnel.

Our future success depends upon the continued service of Michael “Mike” Murphy and Tracy Maurstad, the individuals primarily responsible for the design and execution of our business operations.  We do not have an employment contract with either Mike or Tracy and either or both of them could terminate their participation in the business at any time or start a competitive business in the same trade area.  Likewise, we do not have key person life insurance on either Mike or Tracy and would find it difficult to hire a successor if either Mike or Tracy died or became totally disabled.  See “Directors and Executive Officers”

Availability and cost of qualified automotive technicians could adversely affect our operations.

Trained and experienced automotive technicians are in high demand and move from employer to employer to obtain higher pay, better benefits and additional training.  We compete with new and used automobile dealerships, captive service operations at large fleet operators and independent repair and maintenance facilities for qualified and experienced automotive technicians.  In addition, turnover among our technicians adversely affects our productivity and profitability because we must either hire a replacement technician with similar training and experience or invest in additional training of a less experienced technician.  There is no assurance that we will be able to hire a sufficient number of technicians with the training and experience necessary at a cost that makes our operations profitable.  See “Business – Company Competition”

Environmental regulations could result in increased costs.

Our locations handle new and used automotive lubricants and fluids in the normal course of performing vehicle maintenance and repairs.  As a result, we are subject to various federal, state and local environmental laws and regulations dealing with the transportation, storage, presence, use, disposal and handling of hazardous materials and hazardous wastes and discharge of storm water.  If any of these substances were improperly released by us or by the people we contract for transportation and disposal, we could be responsible for remediation costs, property damages and penalties, which could be material and have an adverse effect on our financial condition.  In addition, government regulation of hazardous materials is subject to change as a result of new legislation, regulations and judicial or administrative interpretations.  Any changes could result in additional risks or increase the cost of our operations.  See “Business – Government Regulation”

Franchise regulation could adversely affect our expansion plans.

We commenced franchise operations in 2010.  Franchise operations are subject to various federal and state laws and regulations relating to the offer and termination of franchises and the relationship between franchisor and franchisee.  Changes or amendments to these laws may make continued operation of a franchise business less attractive.  Failure to comply with these laws and regulations could result in liability to franchisees, fines and penalties, which could have an adverse effect on our financial condition.  In addition, government regulation of franchise operation is subject to change as a result of new legislation, regulations and judicial or administrative interpretations.  Any changes could result in additional risks or increase the cost of franchise operations.  See “Business – Government Regulation”

There is no assurance that we will sign enough franchise agreements for our franchise operations to be profitable.

We recently commenced franchise operations and have two operating franchise locations.  The success of each franchise location is largely dependant upon the efforts of the individual franchisee and local economic conditions.  In addition, we compete with other businesses, both within and outside of the automotive maintenance and repair industry, for franchisees.  There is no assurance that our franchisees will be successful or that we will be able to obtain enough franchisees that possess the necessary skill, knowledge, and finances for our franchise operations to be successful.  If our franchise operations are not successful, we could lose some or all of the money we have invested in it.  See “Business – Franchise Operations”

Two of our stockholders can exert control over matters requiring stockholder approval.

Mike Murphy, our President and a member of our board of directors, and Thomas E. Kubik beneficially own 84.6% of our outstanding common stock.  They can control all matters requiring approval by our stockholders, including the election of directors, approval of mergers and consolidations, sale of all or substantially all our assets, and amendment to our Articles of Incorporation or bylaws.  In addition, they have the power to prevent or cause a change in control on terms that other stockholders do not approve or agree with.  The existence of a controlling block may also deter others from making any attempt to gain control through acquisition of our outstanding shares without the consent of our controlling stockholders.  As a result, our stockholders are unlikely to benefit from any tender offer or other unsolicited attempt to gain control of our common stock.  See “Security Ownership of Certain Beneficial Owners and Management”

There is currently no market for our common stock, and we expect that any market that does develop will be illiquid and extremely volatile.

There currently is no market for our common stock.  The lack of a market may impair the ability of our stockholders to sell shares at the time they wish to sell or at a price considered to be reasonable.  If a market for our common stock develops in the future, we anticipate that such market would be illiquid and highly volatile because of the limited numbers of shares available for sale, limited following by financial analysts, and fluctuations in our earnings and prospects.  Furthermore, our stock price may be impacted by factors that are unrelated or disproportionate to our operating performance which include stock market fluctuations and general economic and political considerations.  See “Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters”

We do not anticipate dividends will be paid on our common stock.

We do not intend to pay dividends on outstanding shares of our common stock.  We expect to use future earnings, if any, to fund our existing operations and business growth.  See “Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters”

Our bylaws and the Nevada Revised Statutes contain provisions that limit the liability and provide indemnification for our officers and directors.

As permitted by Nevada law, our bylaws provide that the officers and directors will only be liable to us for acts or omissions that constitute actual fraud, gross negligence or willful and wanton misconduct.  We may be prevented from recovering damages from our officers and directors for liabilities incurred in connection with their good faith acts for us.  In addition, our bylaws provide that we will indemnify our officers and directors from certain liabilities that they may incur as a result of actions they take in connection with the operation of our business.  Any such indemnification could result in a significant cost and deplete our financial resources.  See “Indemnification of Directors and Officers”

Item 2.      Financial Information.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of our operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this registration statement.  This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties.  Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed under “Risk Factors”.

Overview

We operate full service automotive maintenance and repair service shops in six locations in the greater Las Vegas, Nevada, metropolitan area.  Expansion is planned through the establishment of additional locations that we will operate and will be supplemented by granting franchises to independent businesses.  As used in this Management’s Discussion and Analysis of Financial Condition and Results of Operations, “fiscal 2009” means the twelve months ended March 31, 2009, and “fiscal 2008” means the twelve months ended March 31, 2008.

Results of Operations

Nine Months Ended December 31, 2009 and December 31, 2008

Net sales during the nine months ended December 31, 2009, were $3,549,786, a decrease of $290,778, or 7.6%, over net sales of $3,840,564 for the nine months ended December 31, 2008.  The decrease in net sales was due primarily to a general decline in economic activity during the nine months ended December 31, 2009, compared to the similar period in 2008 and the deferral by consumers of maintenance and repair on personal automobiles.  Our operations are concentrated in Las Vegas, Nevada, which was and continues to be one of the areas that have been most severely affected by loss of jobs and other adverse factors.

Cost of goods sold during the nine months ended December 31, 2009, was $3,286,710, a decrease of $282,118, or 7.9%, from cost of goods sold during the nine months ended December 31, 2008, of $3,568,828.  The decrease in cost of goods sold was a direct result of the decrease in net sales.  In addition, we renegotiated the leases relating to our “Durango” and “Henderson” locations during the nine months ended December 31, 2009, to reduce the minimum rents.  The effect of the savings in rent offset the decline in sales of cooling system maintenance, replacements of transmission fluids and brake fluids, and other discretionary maintenance services that can be deferred without an immediate effect on vehicle operation.  Cost of goods sold as a percentage of sales improved slightly to 92.6% for the nine months ended December 31, 2009, compared to 92.9% for the nine months ended December 31, 2008.  Gross profit during the nine months ended December 31, 2009, was $263,076, a decrease of $8,660, or 3.2%, over gross profit during the nine month ended December 31, 2008, of $271,736.  The decline in gross profit was primarily due to the decline in net sales.

Selling, general and administrative expenses during the nine months ended December 31, 2009, were $456,134, a decrease of $938,832, or 67.3%, compared to selling, general and administrative expenses during the nine months ended December 31, 2008, of $1,394,966.  The reduction in selling, general and administrative expenses was primarily the result of a decline in professional fees of $928,162 in the nine months ended December 31, 2009, compared to the nine months ended December 31, 2008.  Professional fees for the period ended on December 31, 2008, included stock-based compensation in the amount of $1,090,647 for advisory services relating to the state registered offering of our common stock, registration under the Securities Exchange Act of 1934, development of our franchise operations and business development in Las Vegas, Nevada.  This stock-based compensation consisted of the issuance of 1,250,000 shares of stock with a fair value of $625,000 to GoPublicToday.com, Inc.; the issuance of 1,000,000 shares of stock with a fair market value of $500,000 to Bobby Vavla, of which $148,147 was recognized during the nine months ended December 31, 2008; the issuance of 200,000 shares of stock having a fair value of $100,000 to Robert Handal; the issuance of 400,000 shares of stock having an aggregate fair value of $200,000 to accounting firms for bookkeeping and tax services; and the issuance of 35,000 shares of stock having an aggregate fair value of $17,500 to consultants that provided human resources, business valuation and other services.  Professional service fees for the nine months ended December 31, 2009, consisted of the recognition of $166,667 in stock-based compensation paid to Bobby Vavla.

Despite the decline in net revenue, losses from operations improved to a loss of $193,062 for the nine months ended December 31, 2009, compared to a loss from operations of $1,123,230 for the nine months ended December 31, 2008, primarily as a result of the decline in selling, general and administrative expenses, which more than offset the decline in gross profit between the periods.  Interest expense was $153,719 during the nine months ended December 31, 2009, compared to interest expense of $187,448 during the same period in 2008.  The decline in interest expense is primarily the result of a reduction in interest bearing debt and a shift in outstanding obligations from related party obligations that bear interest at 10% to third party obligations that bear lower interest rates.  Net losses for the nine months ended December 31, 2009, improved to $346,781, an improvement of $963,897, or 73.5%, compared to net losses for the nine months ended December 31, 2008, of $1,310,678.

Fiscal 2009 and Fiscal 2008

Net sales during fiscal 2009 were $4,978,456, an increase of $629,697, or 14.5%, over net sales pf $4,348,759 during fiscal 2008.  The increase was the result of the inclusion of a full year of net sales from the acquisition of our “Buffalo” facility in April 2008.

Cost of goods sold during fiscal 2009 was $4,726,264, an increase of $920,474, or 24.2%, from cost of goods sold during fiscal 2008 of $3,805,790.  The increase in cost of goods sold was a direct result of the increase in net sales.  Cost of goods sold as a percentage of sales rose significantly to 94.9% in fiscal 2009 compared to 87.5% in fiscal 2008.  The increase in cost of goods sold as a percentage of sales was primarily the result transitions costs at the “Buffalo” location.  Gross profit during fiscal 2009 was $252,192, a decrease of $290,777, or 53.6%, over gross profit during fiscal 2008 of $542,969.  The decrease in gross profit resulted from the additional salaries, wages and employee benefits, the additional rents and transition costs relating to the “Buffalo” location, which more than offset the benefits of the increase in net sales from that location.

Selling, general and administrative expenses during fiscal 2009 were $1,493,572, an increase of $1,164,148, or 353.4%, compared to selling, general and administrative expenses during fiscal 2008 of $329,424.  This increase is primarily the result of professional fees in the amount of $1,163,049 in fiscal 2009 compared to professional fees of $35,572 in fiscal 2008.  Most of the professional fees during 2009 consisted of the stock-based compensation paid during the nine months ended December 31, 2008, discussed above.  We also incurred an increase of $23,572, or 30.2%, in advertising expenses during 2009 relating to the “Buffalo” location.

As a result of the decline in gross profit margins and increase in selling, general, and administrative expenses, loss from operations was $1,241,380 during fiscal 2009, compared to income from operations of $213,545 during fiscal 2008.  Interest expense during fiscal 2009 remained relatively constant at $201,583 compared to $203,748 during fiscal 2008.  We terminated our Subchapter “S” status during fiscal 2009.  Pro forma income tax expenses for fiscal 2008 were $1,470.  We did not have income tax obligations in fiscal 2009 because of we reported operating losses.  The decline in gross profit margins and increase in selling, general and administrative expenses also resulted in a net loss of $1,442,963 for fiscal 2009 compared to net income of $8,327 for fiscal 2008.

Liquidity and Capital Resources

Our operating activities used $190,474 during fiscal 2009, and $83,526 during the nine months ended December 31, 2009.  Although net losses reported for fiscal 2009, were $1,442,963, that figure includes non-cash compensation expenses of $1,146,203 and non-cash depreciation expenses of $35,763.  The loss for the period not including depreciation and non-cash compensation expenses was $260,997.  A $100,450 increase in accrued expenses and other current liabilities during fiscal 2009 also reduced the amount of cash required by operating activities.  Net losses reported for the nine months ended December 31, 2009, were $346,781 and included $166,667 in non-cash compensation expenses and $26,824 in non-cash depreciation expenses.  The loss for the period not including depreciation and non-cash compensation expenses was $153,290.  A $67,331 increase in trade accounts payable also reduced the amount of cash required by operating activities for the nine months ended December 31, 2009.  We funded the short fall in cash provided from operating activities in both periods by issuing shares of our common stock.  In fiscal 2009, cash on hand at March 31, 2008, and proceeds of $375,000 from the sale of our common stock in a private placement were used to fund the cash required in operating activities and funded a net reduction in outstanding debt of $191,451.  In the nine months ended December 31, 2009, proceeds of $112,100 from the state registered sale of our common stock was used to fund the cash required in operating activities and a net reduction in outstanding debt of $26,872.

Cash used by operating activities for fiscal 2009, declined $241,571 compared to cash provided by operating activities for fiscal 2008.  The decline was primarily the result of the net loss before depreciation and non-cash compensation expenses of $260,997 for fiscal 2009 compared to income before depreciation and non-cash compensation expenses of $48,172 in fiscal 2008.  Cash from financing activities for fiscal 2009, increased $330,150 compared to cash used by financing activities for fiscal 2008.  The increase is the direct result of the sale of shares of our common stock in a private placement during fiscal 2009.  Cash used by operating activities for the nine months ended December 31, 2009, declined $78,868 compared to cash used by operating activities for the nine months ended December 31, 2008.  The improvement is primarily the result of the improvement in losses before depreciation and non-cash compensation expenses of $153,290 for the nine months ended December 31, 2009, compared to $193,208 for the nine months ended December 31, 2008.  In addition, an increase in accounts payable of $67,331 during the nine months ended December 31, 2009, compared to a decline in accounts payable of $19,212 during the nine months ended December 31, 2008 and the deferral of $20,004 in income during the nine months ended December 31, 2009 provided additional cash from operating activities for the nine months ended December 31, 2009.  Cash from financing activities during the nine months ended December 31, 2009, declined $116,570 compared to cash provided from financing activities during the nine months ended December 31, 2008, primarily because we received $112,100 from the sale of our common stock in the nine months ended December 31, 2009, compared to $375,000 from the sale of our common stock in the nine months ended December 31, 2008.

Cash from or used in investing activities was not material in any period.

As of December 31, 2009, we had cash available of $69,993.  After December 31, 2009, we issued additional shares of our common stock in a private placement for net proceeds of $50,000, which will be used if necessary to fund future short falls in cash provided by operating activities.

As of December 31, 2009, we had outstanding obligations to banks and other unrelated persons in the amount of $1,806,573 and obligations payable to stockholders and related parties in the amount of $380,355.  Substantially all our assets are subject to a security interest and mortgage to secure the repayment of $1,706,474 of the obligations to banks and other unrelated persons.  Principal payments under two of the secured obligations have been deferred until October 2010.  We made net principal payments on obligations to banks and other unrelated persons of $1,872 and net payments to stockholders and related parties of $67,978 during the nine months ended December 31, 2009.  We expect to make payments on our obligations to banks and other unrelated persons of $202,157 in fiscal 2010, of $264,758 in fiscal 2011, $179,868 in fiscal 2012, $47,677 in fiscal 2013, $323,485 in fiscal 2014 and $1,078,620 after fiscal 2014.

We lease property in six locations under non-cancelable operating leases.  All lease agreements provide for minimum lease payments and some lease agreements provide for additional rents contingent upon prescribed sales volumes or constitute net leases, which require us to pay additional rent relating to real estate taxes, insurance, rental taxes, and common area maintenance.  During the nine months ended December 31, 2009, we renegotiated the leases relating to our “Durango” and “Henderson” locations to reduce the minimum annual rents.  We made lease payments of $480,908 in the nine months ended December 31, 2009.  We will be required to make minimum payments under existing leases of at least $614,290 in fiscal 2010, $551,869 in fiscal 2011, $444,351 in fiscal 2012, $159,061 in fiscal 2013, $139,113 in fiscal 2014, and $720,409 after 2014.

Since April 1, 2009, we have required cash of approximately $405,000 per month and we generated cash from operating activities of approximately $392,000 per month.  Our cash requirements during this period included significant non-recurring costs relating to the commencement of franchise operations, conducting a state-registered offering of our common stock, and registration of our common stock under the Exchange Act.  We will incur additional expenses in the future relating to the reporting and corporate governance requirements as a public company, including the cost of establishing and documenting the effectiveness of internal control over financial reporting as required by the Securities Exchange Act of 1934 and preparing and filing periodic reports with the Securities and Exchange Commission.  We have contracted with Public Company Management Services, Inc. to provide advice and assistance in connection with the compliance and governance requirements for the next 12 months at a fixed fee of $1,000 per month.  We also may be required to retain attorneys, accountants and other service providers to assist us in complying with these additional requirements and expect to pay additional professional fees of between $25,000 and $50,000 over the next 12 months relating to the expenses of being publically traded.

We will incur approximately $100,000 in additional costs relating to franchise operations during 2010.  We plan to expand our franchise operations if they are successful.  We plan to use fees paid by existing franchisees and franchise fees from new franchisees to fund any expansion of our franchise operations.  If fees generated by franchise operations are not sufficient to fund expansion of franchise operations, we may borrow additional funds to support expansion of franchise operations or delay, reduce or terminate franchise operations.

We believe our revenues and gross profit will increase during the next 12 months as the economy improves and consumers undertake deferred maintenance and repairs.  We also expect our selling, general and administrative expenses to increase at a lesser rate or decline during the next 12 months despite the additional costs relating to being a public company because we do not anticipate a need for additional personnel, the state-registered offering has been completed, and most costs relating to registration of our common stock under the Exchange Act have been incurred.  We do not expect to incur any material capital expenditures during the next 12 months.

We believe that cash available at December 31, 2009, together with $50,000 received in the private placement of our common stock since December 31, 2009, and cash generated from operating activities will be sufficient to fund our cash requirements for the next 12 months, including all debt service, lease payments and additional expenses relating to being a public company.  If funds from operations and available cash are not sufficient, we may borrow additional funds from related parties, defer salaries payable to executives, refinance or renegotiate our existing indebtedness, incur additional indebtedness to banks or unrelated parties, delay payments to our vendors, delay advertising and other expenses, or sell or close some of our operations.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

Material Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principals generally accepted in the United States.  The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of any contingent assets and liabilities.  We base our estimates on various assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources.  On an ongoing basis, we evaluate our estimates.  Actual results may differ from these estimates if our assumptions do not materialize or conditions affecting those assumptions change.

We believe the following material accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements:

Long-Lived Assets.  SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, requires us to periodically review the carrying amounts of our property and equipment to determine whether current events or circumstances indicate that such carrying amounts may not be recoverable.  The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of undiscounted cash flows expected to result from the use and eventual disposition of the asset.  If it is determined that an impairment loss has occurred, the loss is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value.

Impairment of Goodwill.  Goodwill represents the difference, if any, between the purchase price paid for an acquisition and the fair value of the net assets acquired in a business combination.  Goodwill is tested for impairment at the reporting unit level (operating segment or one level below an operating segment) annually, unless an event occurs that indicates a potential impairment exists.

The performance of the impairment test involves a two-step process.  The first step involves comparing the fair value of the applicable reporting unit with its aggregate carrying value, including goodwill.  We generally determine the fair value of our reporting unit using the income approach methodology of valuation that includes the discounted cash flow method.  This valuation method requires a projection of revenue and operating expenses over a five year period.  In addition, management estimates the appropriate discount rate which, as of March 31, 2009, was determined to be 7.5% as this approximates interest rate on the third party debt and advances from stockholders.  If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, we perform the second step of the goodwill impairments test to determine the amount of impairment loss.  The second step involves comparing the implied fair value of the affected reporting unit’s goodwill with carrying value of that goodwill.

Our annual impairment test was performed on March 31, 2009, and indicated our goodwill was not impaired as the fair value of the reporting unit was in excess of the carrying value by approximately $200,000 or approximately 64% of the carrying value.  At March 31, 2009, our recorded goodwill was approximately $1.2 million which has been assigned one reporting unit.  Changes in our projections, a decrease in our revenue estimates or an increase in the discount rate could decrease the estimated fair value of our reporting unit and result in a future impairment of goodwill.

Item 3.      Properties.

Our operations are conducted at one owned and five leased locations in the greater Las Vegas, Nevada, metropolitan area.  We also lease the “Henderson” location described below, which is subleased by us to a franchisee.  Each location includes office space and waiting area, four to nine service bays and related parking, driveways and access areas.  The following table contains information on each of our facilities:

Location	Total Square Feet	Service Bays	Owned or Lease Expiration Date

5833 West Tropicana Avenue Las Vegas, Nevada 89103 (“Tropicana”)	2,900	5	Owned

3665 South Durango Las Vegas, Nevada 89147 (“Durango”)	2,100	4	April 2011

Location	Total Square Feet	Service Bays	Owned or Lease Expiration Date

4430 North Decatur Las Vegas, Nevada 89031 (“Decatur”)	3,000	6	March 2012

704 South Boulder Highway Henderson, Nevada 89015 (“Henderson”)	3,000	6	July 2012

500 South Buffalo Las Vegas, Nevada 89145 (“Buffalo”)	3,000	6	July 2012

8550 West Sahara Avenue Las Vegas, Nevada 89117 (“Sahara”)	3,800	7	March 2013

2640 Sunridge Heights Parkway Henderson, Nevada 89052 (“Green Valley”)	4,200	9	March 2012

Item 4.      Security Ownership of Certain Beneficial Owners and Management.

The following table lists the beneficial ownership of shares of our common stock by (i) all persons and groups we know to own beneficially more than 5% of outstanding shares, (ii) each of our directors, nominees and named executive officers, and (iii) all our directors and executive officers as a group.  Information is as of May 31, 2010, and is based on our books and records and information obtained from each individual.  Unless otherwise stated, the business address of each individual or group is the same as our principal executive office and shares of common stock are owned solely by the person indicated.

Name and Address of Beneficial Owner	Title or Group	Amount and Nature of Beneficial Ownership(1)		Percent of Class(2)

Thomas E. Kubik	5% Stockholder	10,920,000		35.5%

Michael R. Murphy	President and Director	15,080,000	(3)	49.0%

Name and Address of Beneficial Owner	Title or Group	Amount and Nature of Beneficial Ownership(1)		Percent of Class(2)

Tracy Maurstad	Secretary, Treasurer and Director	15,080,000	(3)	49.0%

All Directors and Executive Officers as a group		15,080,000		49.0%

(1)
As of May 31, 2010, there were 30,747,100 shares of our common stock outstanding.  The number of shares of common stock owned are those “beneficially owned” as determined under the rules of the SEC, including any shares of common stock as to which a person has sole or shared voting or investment power and any shares of common stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right. More than one person may be deemed to be a beneficial owner of the same securities.

(2)
The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days.  Consequently, the denominator used for calculating such percentage may be different for each beneficial owner.  As of May 31, 2010, no person was entitled to acquire shares of our common stock within 60 days.

(3)
Michael R. Murphy and Tracy Maurstad are married and 15,080,000 shares of our common stock owned of record by Michael R. Murphy are beneficially owned by Michael R. Murphy, directly, and by Tracy Maurstad, indirectly.

Item 5.      Directors and Executive Officers.

Our executive officers and directors, and their ages and positions as of December 31, 2009, are as follows:

Name	Age	Position
Michael R. Murphy	54	President, Director
Tracy Maurstad	48	Secretary, Treasurer and Director

Michael “Mike” R. Murphy has been an entrepreneur and small business operator for more than 25 years.  He has been our principal stockholder and served as our President and as one of our directors since we were incorporated in June, 2002.  Before founding MK Automotive, Inc. in 2002, Mr. Murphy founded MK Systems, Inc. in 1983 and served as the Chief Executive Officer from 1983 until he sold a majority of his interest in 2002.  MK Systems, Inc. is a sales engineering company representing manufacturers of air handling and related process components and systems, including fans, blowers, air curtains, dampers, silencers and heat exchangers, and a designer and fabricator of custom heating and ventilation packages for industrial processes.  As the founder and Chief Executive Officer of MK Systems, Inc., Mr. Murphy had responsibility for the development of a sales and service operation dealing with complex mechanical systems, recruiting and training skilled engineers, designers, salespersons and technicians, and managing the financial requirements of the company.  He was also responsible for or supervised others that were responsible for maintaining relationships with suppliers, pricing and scheduling installations, and resolving customer disputes.  Mr. Murphy sold a majority of his interest in MK Systems, Inc. in 2002.  Mr. Murphy and Ms. Maurstad jointly created our business model and are jointly responsible for day to day operation.

Tracy Maurstad has been a programmer and software designer for more than 20 years.  She has served as our Secretary and Treasurer and as a director since we were incorporated in June, 2002.  Ms. Maurstad developed MK Manager™, our proprietary software application, which we use in each of our stores and license to our franchisees.  Ms. Maurstad began developing billing, bookkeeping and scheduling software systems at MK Systems, Inc. and gained expertise by writing progressively more complex programs necessary to support the business of MK Systems, Inc.  Since 2002, Ms. Maurstad has been responsible for managing our billing, invoicing, costing and sourcing operations and providing technical support to users of MK ManagerTM.  Ms. Maurstad and Mr. Murphy jointly created our business model and are jointly responsible for day to day operation.

Both Mr. Murphy and Ms. Maurstad have more than five years experience in the operation of the Company and were principally involved in developing the Company’s business model.  Mr. Murphy’s operating experience and Ms. Murstad’s programming expertise, which represent the two principal components of the business model, together with their financial commitment to the Company in the form of personal investment of time and money, support the conclusion that each should each be a director of the Company.

Mike Murphy and Tracy Maurstad are married.  No other family relationship exists among our directors, officers and principal stockholders.

Item 6.      Executive Compensation.

The following table sets forth information concerning the compensation earned during our last two fiscal years by our principal executive officer.  No other employee received total compensation during any of our last three fiscal years in excess of $100,000.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus($)	All Other Compensation ($)(1)	Total ($)(1)

Mike Murphy	2010	$115,183	$-	$25,000	$140,183
President	2009	$123,183	$-	$75,000	$198,183
	2008	$112,897	$-	$37,690	$150,587

(1)
Does not include perquisites and other personal benefits or property unless the aggregate amount of such compensation is $10,000 or more.  Includes principal payments of $25,000, $75,000 and $37,690 during fiscal 2010, fiscal 2009 and fiscal 2008, respectively.

We have not entered into any employment or other agreements with our chief executive officer regarding compensation, granted equity based compensation or incentive compensation awards to our chief executive officer, or provided any retirement plan or benefits to our chief executive officer.

We reimburse our directors for their reasonable expenses incurred in attending meetings of our Board of Directors but do not otherwise provide compensation to our directors in such capacity.  Our Restated Articles of Incorporation and bylaws contain provisions that allow us to indemnify our directors and director nominees against liabilities and other expenses incurred as the result of defending or administering any pending or anticipated legal issue in connection with their service to us if it is determined that any such director or nominee acted in good faith and in a manner which he reasonably believed was in our best interest.

Item 7.      Certain Relationships and Related Transactions, and Director Independence.

Michael R. Murphy, our President and a director and controlling stockholder, has made advances to us.  The advances are unsecured and bear interest at the rate of 7.5% per annum.  Mr. Murphy made advances of $25,000 and received payments of $37,690 in principal and $0 in interest during fiscal 2008 and made advances of $25,000 and received payments of $75,000 in principal and $0 in interest during fiscal 2009.  Mr. Murphy did not make any advances to us but received payments of $25,000 in principal and $0 in interest during the twelve months ended March 31, 2010.  As of May 31, 2010, we owed Mr. Murphy $79,263 in advances and $126,520 in interest.

Thomas Kubik, the holder of more than 5% of our outstanding stock, has made advances to us.  The advances are unsecured and bear interest at the rate of 7.5% per annum.  Mr. Kubik did not make any advances to us and we did not make any payments to Mr. Kubik during fiscal 2008, fiscal 2009, or during the twelve months ended March 31, 2010.  As of May 31, 2010, we owed Mr. Kubik $164,894 in advances and $87,551 in interest.

We contract with Tracy Maurstad, our Secretary and Treasurer and director and the wife of Michael R. Murphy, for computer support services.  We paid Ms Maurstad approximately $16,500 in fiscal 2008; approximately $11,000 in fiscal 2009; and approximately $9,900 in the twelve months ended March 31, 2010, for computer support services.

Item 8.	Legal Proceedings.

None.

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Our common stock is not listed on any securities exchange or admitted to trading on the bulletin board or other inter-dealer market or quotation system.  As of May 31, 2010, there are no outstanding options or warrants to purchase, or securities convertible into shares of our common stock.  We have not agreed to register any shares of our common stock for sale under the Securities Act of 1933.

As of May 31, 2010, we had outstanding 30,747,100 shares of common stock held by 35 stockholders of record, of which 4,535,000 shares may be sold under Rule 144.  Upon the expiration of 90 days after the effective date of this registration statement, an additional 26,000,000 shares of our common stock held by our officers and directors will be eligible for sale under Rule 144, subject to our continued compliance with reporting obligations and the notice requirements, volume limitations and manner of sale provisions as set forth in that Rule.

We do not expect to declare or pay dividends on our common stock and will use all retained earnings to fund future growth.  Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including current financial condition, operating results and current and anticipated cash needs.

Item 10.	Recent Sales of Unregistered Securities.

Between June 13, 2008, and July 15, 2008, we sold 750,000 shares of our common stock for an aggregate purchase price of $375,000 in a private placement with friends, family and other persons with whom we had prior substantial relations.  The offering was exempt from the registration requirements of the Securities Act of 1933, as amended (the “Act”), pursuant to Section 4(2) of the Act because there was no public solicitation for the sale of our common stock, the existence of a prior relationship between the stockholders and our executive officers, and the imposition of restrictions on the resale of the common stock.

On April 8, 2008, we issued 1,250,000 shares of our common stock to GoPublicToday.com, Inc. in exchange for consulting services relating to our efforts to become a fully reporting publicly traded company and subsequent compliance with reporting and governance requirements.  The offering was exempt from registration requirements of the Act pursuant to Section 4(2) of the Act because there was no public solicitation for this sale and the shares have restrictions on subsequent transfer.

Between April 29, 2008, and September 5, 2008, we issued a total of 1,635,000 shares of our common stock to employees and various consultants in exchange for services rendered and to be rendered.  The offering was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act because there was no public solicitation for this sale and the shares have restriction on subsequent transfer.

Between November 2008 and November 2009, we sold 112,100 shares of our common stock for an aggregate purchase price of $112,100 in an offering registered with the Nevada Secretary of State, Securities Division.  The offering was exempt from the registration requirements of the Act pursuant to Rule 504 of Regulation D under the Act.  No underwriter was involved in the offering.

On March 12, 2010, we sold 100,000 shares of our common stock for an aggregate purchase price of $50,000 in a private placement with a friend of our President.  The offering was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act because there was no public solicitation for the sale, the prior relationship between the stockholder and our President, and the imposition of restrictions on resale of the common stock.

Item 11.    Description of Registrant’s Securities to Be Registered.

This registration statement relates to shares of our common stock, $.001 par value per share.  Shares of our common stock are entitled to receive dividends only if and when declared by our board of directors and only out of funds legally available for the payment of dividends.  Each share of our common stock is entitled to one vote in matters that are subject to a vote of the stockholders.  Shares of our common stock are not entitled to cumulative voting for directors and do not have any pre-emptive rights to acquire other securities we issue in the future.

Stockholders are not subject to claims by our creditors except to the extent of any unpaid subscription price for which the shares are issued.

We do not have any class or series of securities outstanding other than our common stock.  Nevada corporate law permits the Board of Directors to create series or classes of common stock with such voting, dividend and other rights as the Board of Directors establishes.  The creation of any such classes or series of stock could restrict or limit the rights of the holders of our common stock.

Item 12.    Indemnification of Directors and Officers.

Nevada Revised Statute 78.037 permits a corporation to eliminate or limit the personal liability of a director or officer to the corporation or its stockholders for damages relating to breach of fiduciary duty as a director or officer, but such a provision must not eliminate or limit the liability of a director or officer for (a) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or (b) the payment of distributions in violation of Nevada Revised Statute 78.300.

Nevada Revised Statutes 78.7502 provides as follows with respect to indemnification of directors, officers, employees and agents:

(a)
We may indemnify any person who was or is a party or is threatened to be made a party to any action, except an action by us, by reason of the fact that he is or was our director, officer, employee or agent, or is or was serving as a director, officer, employee or agent of any other person at our request, against expenses actually and reasonably incurred by him in connection with the action, suit or proceeding if he: (i) is not liable for breach of his fiduciary duties as a director or officer pursuant to Nevada Revised Statutes 78.138; and (ii) acted in good faith and in a manner which he reasonably believed to be in or not opposed to our best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

(b)
We may indemnify any person who was or is a party or is threatened to be made a party to any action by us, by reason of the fact that he is or was our director, officer, employee or agent, or is or was serving as a director, officer, employee or agent of any other person at our request, against expenses actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he: (i) is not liable for breach of his fiduciary duties pursuant to Nevada Revised Statutes 78.138; and (ii) acted in good faith and in a manner which he reasonably believed to be in or not opposed to our best interest.  We may not indemnify him for any claim, issue or matter as to which he has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to us or for amounts paid in settlement to us, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

(c)
To the extent that our director, officer, employee or agent has been successful on the merits or otherwise in defense of any action, suit or proceeding, or in defense of any claim, issue or matter therein, we are required to indemnify him against expenses, including attorneys’ fees actually and reasonably incurred by him in connection with the defense.

Article VI of our Amended and Restated Articles of Incorporation provides for elimination of any liability of our directors and officers and Article VII of our Amended and Restated Articles of Incorporation provides for indemnity of our directors and officers to the fullest extent permitted by Nevada law.

The above-described provisions relating to the exclusion of liability and indemnification of directors and officers are sufficiently broad to permit the indemnification of such persons in certain circumstances against liabilities arising under the Securities Act of 1933.  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors and officers and to persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Item 13.	Financial Statements and Supplementary Data.

The Financial Statements and Notes thereto included on pages F-1 through F-13 are incorporated by reference herein.

Item 14.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 15.	Financial Statements and Exhibits.

The following Financial Statements are filed as part of this registration statement:

The following exhibits are filed with this registration statement:

Exhibit No.	Description

3.1*	Amended and Restated Articles of Incorporation of MK Automotive, Inc., dated April 1, 2008
3.2*	Amended and Restated Bylaws of MK Automotive, Inc., dated as of March 27, 2008
4.1*	Form of MK Automotive, Inc. Certificate of Common Stock, $.001 par value per share

Exhibit No.	Description

10.1*	Commercial Lease, dated April 1, 2008, between MK Automotive, Inc. and Robbie Handal or his designee relating to 500 Buffalo, Las Vegas, Nevada
10.2*	Commercial Lease, dated March 15, 2007, between MK Automotive, Inc. and Robert Handal or his designee relating to 4430 North Decatur, Las Vegas, Nevada
10.3*	Commercial Lease, dated November 11, 2005, between MK Automotive, Inc. and Robbie Handal or his designee relating to 8550 W. Sahara, Las Vegas, Nevada
10.4*	Shopping Center Lease, dated May 1, 2009, between MK Automotive, Inc. and DMEP Global Plaza West, LLC & DMEP Global Plaza West 1-8, LLC relating to 3665 S. Durango, Las Vegas, Nevada
10.5*
Shopping Center Lease, dated April 27, 1999, between Drews Auto, Inc. and Southrim Properties, LLC relating to 700 South Boulder Highway, Henderson, Nevada, together with Second Amendment to Shopping Center Lease, dated May 15, 2009, between Kaufman Boulder Marketplace (as successor to Southrim Properties, LLC) and MK Automotive, Inc. as successor to Drews Auto, Inc.

10.6*	Commercial Lease, dated March 15, 2007, between MK Automotive, Inc. and Robert Handal or his designee relating to 2640 Sunridge Heights Parkway, Henderson, Nevada
10.7*	Promissory Note, dated December 23, 2005, in the original principal amount of $500,000 payable to First Choice Bank, as amended.
10.8*	Promissory Note, dated May 7, 2007, in the original principal amount of $200,000 payable to First Choice Bank, as amended
10.9*	Promissory Note, dated April 1, 2008, in the original principal amount of $300,000 payable to Robbie Handal
10.10*	Amended Contract for Services, dated October 16, 2008, between MK Automotive, Inc. and GoPublicToday.com, Inc.
10.11*	Consulting Services Agreement, dated April 2, 2008, between MK Automotive, Inc. and Bobby Vavla
10.12*	Asset Purchase Agreement, dated April 1, 2008, between MK Automotive, Inc. and Robert Handal
10.13+	Business Equity Purchase Agreement, dated February 16, 2010, between MK Automotive, Inc. and Romulo Roderiques
10.14+	Area Developer Agreement, dated November 16, 2009, between MK Automotive, Inc. and Henry Antolak
10.15+	Franchise Agreement, dated February 16, 2010, between MK Automotive, Inc. and R & R Auto, Inc.
10.16+	Franchise Agreement dated November 17, 2009, between MK Automotive, Inc. and AZ Development L.L.C.
10.17+	Promissory Note, dated May 7, 2007, in the original principal amount of $1,120,000, payable to First Choice Bank

* Filed with Form 10 on March 22, 2010, and incorporated herein by reference.
+ Filed with Form 10A on May 4, 2010, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

MK AUTOMOTIVE, INC.

Date: June 21, 2010	By:	/s/ Michael R. Murphy
Name: Michael R. Murphy
Title: President

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
MK Automotive, Inc.
Las Vegas, Nevada

We have audited the accompanying balance sheets of MK Automotive, Inc. as of March 31, 2009 and 2008 and the related statements of operations, stockholders’ deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2009 and 2008 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 11, the Company has restated its 2009 and 2008 financial statements.

/s/ MALONEBAILEY, LLP
www.malonebailey.com
Houston, Texas

March 16, 2010, except for Note 11 which is as of May 24, 2010

MK Automotive, Inc.
Balance Sheets
March 31, 2009 and 2008

	2009	2008
ASSETS
CURRENT ASSETS
Cash	$68,291	$75,216
Accounts receivable	35,605	32,657
Prepaid expenses and other current assets	13,457	12,652
Total current assets	117,353	120,525

PROPERTY AND EQUIPMENT
Building	480,620	480,620
Furniture, fixtures and equipment	158,079	158,079
	638,699	638,699
Less - accumulated depreciation	(191,641)	(155,878)
	447,058	482,821
Land	919,380	919,380
	1,366,438	1,402,201

GOODWILL	1,218,379	918,379
	$2,702,170	$2,441,105

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES
Accounts payable – trade	$136,969	$163,143
Accrued expenses and other current liabilities	229,512	151,247
Accrued interest - related party	190,359	168,174
Lines of credit	92,594	94,832
Advances from shareholders	269,157	319,157
Current portion of long-term debt - related party	141,276	238,293
Current portion of long-term debt - third party	99,330	53,979
Total current liabilities	1,159,197	1,188,825

LONG-TERM LIABILITIES
Long-term debt - third party, net of current portion	1,573,543	1,643,146
Long-term debt - related party, net of current portion	282,056	-
Total liabilities	3,014,796	2,831,971

STOCKHOLDERS’ DEFICIT
Common stock, $0.001 par value, 50,000,000 shares authorized;
29,635,000 and 26,000,000 shares issued and outstanding	29,635	26,000
Additional paid in capital	1,551,674	34,106
Accumulated deficit	(1,893,935)	(450,972)
Total stockholders’ deficit	(312,626)	(390,866)
	$2,702,170	$2,441,105

The accompanying footnotes are an integral part of these financial statements

MK Automotive, Inc.
Statements of Operations
For the Years Ended March 31, 2009 and  2008

	2009 (Restated)	2008 (Restated)

Net sales	$4,978,456	$4,348,759
Cost of goods sold	4,726,264	3,805,790
Gross Profit	252,192	542,969

Selling, general and administrative expenses
Salaries, wages and employee benefits	133,059	100,236
Advertising	101,512	77,940
Bank charges	69,921	63,670
Repairs and maintenance	10,451	52,006
Professional fees	1,163,049	35,572
Bad debts	15,580	-
	1,493,572	329,424

Income (loss) from operations	(1,241,380)	213,545

Other expense
Interest expense	(201,583)	(203,748)

Net Income (loss) before income taxes	$(1,442,963)	9,797
Pro forma income tax expense (Note 7)	-	1,470

Pro forma net income (loss)	$(1,442,963)	$8,327

Basic and diluted earnings (loss) per share	$(0.05)	$0.00

Weighted average shares outstanding	29,202,110	26,000,000

The accompanying footnotes are an integral part of these financial statements

MK Automotive
Statements of Stockholders’ Equity (Deficit)
For the Years Ended March 31, 2009 and 2008

			Additional
	Capital Stock *		paid-in	Accumulated
	Shares	Amount	capital	Deficit	Total

Balance, March 31, 2007	26,000,000	$26,000	$34,106	$(460,769)	$(400,663)

Net income for the year	-	-	-	9,797	9,797

Balance, March 31, 2008	26,000,000	26,000	34,106	(450,972)	(390,866)

Stock issued for cash	750,000	750	374,250	-	375,000

Stock issued for services	2,885,000	2,885	1,143,318	-	1,146,203

Net loss for the year	-	-	-	(1,442,963)	(1,442,963)

Balance, March 31, 2009	29,635,000	$29,635	$1,551,674	$(1,893,935)	$(312,626)

*  denotes all share amounts have been presented to reflect the forward stock split of 10,400 to 1 and par value of $.001

MK Automotive, Inc.
Statements of Cash Flows
For the Years Ended March 31, 2009 and 2008

	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(1,442,963)	$9,797
Adjustments to reconcile net income (loss) to net
cash from operating activities:
Stock-based compensation	1,146,203	-
Depreciation	35,763	38,375
Changes in operating assets and liabilities
Accounts receivable	(2,948)	12,949
Prepaid expenses and other current assets	(805)	40,444
Accounts payable – trade	(26,174)	(19,274)
Accrued expenses and other current liabilities	100,450	68,806

Net cash provided by (used in) operating activities	(190,474)	151,097

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	-	(15,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Advances from shareholders	25,000	25,000
Payment of advances from shareholders	(75,000)	(37,690)
Proceeds from (payments on) line of credit, net	(2,238)	50,382
Proceeds from line of credit, net	-	5,672
Repayments of long-term debt	(139,213)	(192,955)
Sale of common stock	375,000	-

Net cash provided by (used in) financing activities	183,549	(149,591)

NETDECREASE IN CASH	(6,925)	(13,494)

CASH AT BEGINNING OF PERIOD	75,216	88,710

CASH AT END OF PERIOD	$68,291	$75,216

SUPPLEMENTAL DISCLOSURE OF CASH
FLOW INFORMATION
Cash paid during the year for interest	$179,398	$159,500
Income taxes paid	-	-

SUPPLEMENTAL DISCLOSURE OF NON-CASH
INVESTING ACTIVITIES
Acquisition of assets through issuance of debt	$-	$1,400,000
Acquisition of business through issuance of debt	300,000	250,000

SUPPLEMENTAL DISCLOSURE OF NON-CASH
FINANCING ACTIVITY
Interest converted into additional advances from shareholders	$-	$34,528

The accompanying footnotes are an integral part of these financial statements

MK AUTOMOTIVE, INC.
NOTES TO FINANCIAL STATEMENTS

1. Nature of the Business

MK Automotive, Inc. (“the Company”) operates a chain of full service automotive repair and service shops serving customers in the greater Las Vegas, Nevada metropolitan area. Further expansion is planned primarily through the establishment of a nationwide franchise division.

MK was formed as a Nevada corporation on June 20, 2002.

2. Summary of Significant Accounting Policies

Use of Estimates – Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Accounts receivable – Accounts receivable is recorded net of any allowance for expected losses. The allowance is estimated from historical performance and projections of trends.

Property and Equipment – Property and equipment are stated at cost. Expenditures for major renewals and replacements are capitalized. Depreciation is provided on the straight-line basis over the estimated useful lives of the assets, which range from 5 to 39 years for financial reporting purposes. Expenditures for maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the amounts applicable to such items are removed from the related assets and accumulated depreciation accounts and any resulting gain or loss is credited or charged to income.

Goodwill – Goodwill represents the excess of the cost of an acquired entity over the fair value of the net amount assigned to assets acquired and liabilities assumed.  The change in goodwill during the year relates to the acquisition of a business during the year (See Note 3 for details).

Goodwill is not required to be amortized but is tested annually for impairment and more often if circumstances require.  The performance of the impairment test involves a two-step process.  The first step involves comparing the fair value of the applicable reporting unit with its aggregate carrying value, including goodwill.  The Company generally determines the fair value of the reporting unit using the income approach methodology of valuation that includes the discounted cash flow method.  This valuation method requires a projection of revenue and operating expenses over a five year period.  If the carrying amount of the reporting unit exceeds the operating unit’s fair value, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss.  The second step involves comparing the implied fair value of the reporting unit’s goodwill with the carrying value of that goodwill.

Based upon the Company’s review at March 31, 2009, no impairment was required.

Long-Lived Assets – The Company periodically reviews the carrying amounts of its property and equipment to determine whether current events or circumstances indicate that such carrying amounts may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If it is determined that an impairment loss has occurred, the loss is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value. At March 31, 2009 and 2008 no such impairment exists.

Revenue Recognition – The Company recognizes revenue when persuasive evidence of an arrangement exists, services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured. This typically occurs when the automotive repair or service has been completed according to specifications, tested, and the customer takes possession of the completed vehicle. Net sales includes gross billings to customers, net of immaterial allowances, rebates and incentives.

Cost of Goods Sold – Cost of goods sold includes the cost of parts and services that are separately billed to customers or consumed in delivering goods and services in the ordinary course of business, all salaries, wages, and employee benefits relating to direct labor relating to the production and delivery of goods and services in the ordinary course of business, and all rent, utilities, licenses, permits and business taxes, and other facilities-related expenses incurred at the facilities at which goods or services are produced and delivered in the ordinary course of business.  Cost of goods sold is recognized as the obligation to pay such costs accrues.

Income Taxes – The Company accounts for income taxes using the asset and liability approach.   Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized.

Basic and diluted net income (loss) per share – Basic loss per share is computed using the weighted average number of shares of common stock outstanding during each period.  Basic and diluted income and loss per share are the same due to the absence of common stock equivalents.

Reclassifications – Certain accounts in 2008 were reclassified to conform with the 2009 financial statements presentation.

New Accounting Pronouncements – The Company adopted new accounting guidance on business combinations.  This new accounting guidance broadens the scope of business combinations, extending its applicability to all transactions and other events in which one entity obtains control over one or more other businesses.  It broadens the fair value measurement and recognition of assets acquired, liabilities assumed and interests transferred as a result of business combinations.  It also expands on required disclosures to improve the statement users’ abilities to evaluate the nature and financial effects of business combinations. The adoption of this guidance did not have a material impact on the Company’s financial statements.

The Company does not expect the adoption of any other recently issued accounting pronouncements to have a significant effect on its financial statements.

3. Acquisitions of Business

On April 1, 2008, the Company acquired the rights to the Buffalo location lease and the operating business in Las Vegas, Nevada, by issuing a promissory note to the seller, who became an employee, for $300,000.  The transaction was accounted for as the acquisition of a business and the purchase price was allocated based on the fair value of the assets, which was primarily goodwill. The acquisition of the Buffalo location was not considered a material business combination and as such, related disclosures required under SFAS 141 as it relates to the supplemental pro forma information is not presented.

4. Installment Debt

Long-term debt at March 31, 2009 and 2008 consist of:

	2009	2008

Note payable to a bank, with 6 interest-only payment at 7.5%, then 26 remaining monthly principal and interest payments of $15,398 ending on December 23, 2011, with interest at the 3-year U.S. Treasury Note rate plus 2.5%; secured by accounts receivable and other assets.	$383,363	$390,880

Note payable to a bank, with 37 remaining principal and interest payments of $8,237 and a balloon payment of $901,254 on May 7, 2017, with interest at the 5-year U.S. Treasury Note rate plus 2.75%; secured by certain real property and accounts receivable.	1,089,510	1,106,245

Note payable to a bank, with 6 interest-only payments at 7.5%, then 54 monthly principal and interest payments of $2,899 with interest at 7.5%, then 37 monthly payments of $2,774 ending on May 7, 2017 maturity date, with interest at the 5-year U.S. Treasury Note rate plus 2.75%; secured by a 2nd mortgage on real property and accounts receivable.	200,000	200,000

Related party loans (see Note 6)	423,332	238,293
	2,096,205	1,935,418

Less – current maturities	(240,606)	(292,272)

	$1,855,599	$1,643,146

Payments of long-term debt are expected to be made as follows:

2010	$202,157
2011	264,758
2012	179,868
2013	47,677
2014	323,485
Thereafter	1,078,260
$2,096,205

In May and December 2008 and in May 2009, two of the Company’s notes payable were amended to postpone certain principal payments though the original maturity dates did not change.  The amendments were accounted for as a debt modification since the amended note agreements were not substantially different than the original note agreements due to the present value of the change in cash flows being less than 10% and because there is no change in the creditor.

5. Lines of Credit

The Company has a $60,000 revolving credit line with Bank of America and $50,000 revolving line of credit with Capital One Banc.  Current balances total $92,594.  The debt under both lines of credit is unsecured and bears interest at the rate of 12% per annum.

6. Related party transactions

In April 2008, the Company borrowed $300,000 from a shareholder to finance the acquisition of the Buffalo location.  The unsecured loan carries interest at 10% and is due on December 31, 2017.  As of March 31, 2009, the outstanding balance is $282,056 and is included in related party debt in the balance sheets.

In April 2007, the Company borrowed $304,007 from a shareholder. The unsecured loan carries interest from 8.25% to 10.2%.  As of March 31, 2009, the outstanding balance was $141,276 and is included in related party debt in the balance sheets.

The Company has unsecured advances from the controlling shareholders which are subject to interest of 7.5%.  As of March 31, 2009, the outstanding balance for these advances amounted to $269,157.

In addition, one of the Company’s directors also provided computer support services to the Company. Total expenses incurred for such services for the years ended March 31, 2009 and 2008 were approximately $11,000 and $16,500, respectively.

7. Income taxes

Effective March 31, 2008, the Company terminated its “S” Corporation status.  As of March 31, 2009, the Company has a net operating loss carryforward of $295,000 which will expire in 2029.  There were no undistributed earnings from the “S” Corporation years.  There would have been a $1,470 income tax expense on a pro forma basis for fiscal 2008 if the Company had not made an election to be an “S” Corporation in that year.  Deferred tax assets for the NOL for fiscal 2009 of $100,000 are fully covered by a valuation allowance.

8. Leases

The Company leases property in six (6) locations under non-cancelable operating leases.
While all the agreements provide for minimum lease payments, some provide for additional rentals contingent upon prescribed sales volumes or are net leases which require the Company to pay additional rent relative to real estate taxes and common area maintenance. Most of the leases contain renewal options. The leases call for escalating rent payments and as such, the Company is recognizing the rental expense on a straight-line basis over the lease term. As a result, at March 31, 2009 and 2008, a deferred rental obligation of $199,713 and $122,243 is recorded.  Actual rent expense for the periods ended March 31, 2009 and 2008 was $834,811 and $559,664, respectively.  None of the rental expense was due to contingent fees based upon prescribed sales volumes.

Future minimum rental payments for the above leases are as follows:

2010	$614,290
2011	551,869
2012	444,351
2013	159,061
2014	139,113
Thereafter	720,409

Minimum lease payments exclude contingent rentals, additional rent and rentals under renewal options, which as of March 31, 2009 are not reasonably assured of being exercised.

9. Stockholders’ Equity

On April 1, 2008, the Company amended its articles of incorporation to incorporate an increase in its authorized capital stock to 50,000,000 shares to reflect a 10,400:1 forward stock split and to increase the par value to $.001 per share.  All share amounts presented have been restated to reflect this split and par value change.

On various dates in April and August 2008, the Company issued 2,885,000 common shares to various parties, valued at $1,146,203, as payment of services.  This valuation was based on the purchase price paid by several contemporaneous independent investors for shares of common stock.  These shares were considered as earned based on the performance of the related services or achievement of certain milestones as set out in the corresponding agreements.

On various dates in June and July 2008, the Company sold 750,000 shares for cash at $.50 a share for a total of $375,000.

10. Subsequent events

In June and September 2009, the Company completed a state registered “Nevada Public offering” in which 112,000 shares of its stock were sold at $1 per share.

The Henderson location lease, originally expiring July 2009, was renewed July 2009 until July 2012, at similar rents.

The Company amended its Durango location lease on May 1, 2009 which shortened the remaining lease term to 2 years and reduced rents.

In March 2010, the Company sold 100,000 shares for cash at $.50 a share for a total of $50,000.

11. Restatement

The Company determined that it was necessary to restate the financial statements for the years ended March 31, 2009 and 2008 to reflect direct costs that were previously reported as part of selling, general and administrative expenses instead of cost of goods sold.  The correction of this error affected certain line items in the statements of operations for the years ended March 31, 2009 and 2008.  The effects of the correction of the accounting error are summarized below:

	For the year ended March 31, 2009
	As previously reported	Adjustments	As restated
Cost of revenue	$2,724,189	$2,002,075	$4,726,264
Gross profit	2,254,267	(2,002,075)	252,192
Selling, general and administrative expenses	3,495,647	(2,002,075)	1,493,572

	For the year ended March 31, 2008
	As previously reported	Adjustments	As restated
Cost of revenue	$2,497,821	$1,307,969	$3,805,790
Gross profit	1,850,938	(1,307,969)	542,969
Selling, general and administrative expenses	1,637,393	(1,307,969)	329,424

The restatement did not impact the balance sheets and the statements of stockholders’ equity and cash flows.

MK Automotive, Inc.
Balance Sheets
(Unaudited)

	December 31,	March 31,
	2009	2009
ASSETS
CURRENT ASSETS
Cash	$69,993	$68,291
Accounts receivable	44,014	35,605
Prepaid expenses and other current assets	5,583	13,457
Total current assets	119,590	117,353

PROPERTY AND EQUIPMENT
Building	480,620	480,620
Furniture, fixtures and equipment	158,079	158,079
	638,699	638,699
Less - accumulated depreciation	(218,465)	(191,641)
	420,234	447,058
Land	919,380	919,380
	1,339,614	1,366,438

GOODWILL	1,218,379	1,218,379
	$2,677,583	$2,702,170

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES
Accounts payable – trade	$204,300	$136,969
Accrued expenses and other current liabilities	188,579	229,512
Accrued interest - related party	214,256	190,359
Deferred Income	20,004	-
Line of credit	100,099	92,594
Advances from shareholders	244,157	269,157
Current portion of long-term debt - related party	103,619	141,276
Current portion of long-term debt - third party	213,673	99,330
Total current liabilities	1,288,687	1,159,197
LONG-TERM LIABILITIES
Long-term debt - related party, net of current portion	276,735	282,056
Long-term debt - third party, net of current portion	1,492,801	1,573,543
	1,769,536	1,855,599
Total liabilities	3,058,223	3,014,796
STOCKHOLDERS’ DEFICIT
Common stock, ($0.001 par value, 50,000,000 shares authorized; 29,747,100 and 29,635,000 shares issued and outstanding as of December 31, 2009 and
March 31, 2009, respectively)	29,747	29,635
Additional paid in capital	1,830,329	1,551,674
Accumulated deficit	(2,240,716)	(1,893,935)
Total stockholders’ deficit	(380,640)	(312,626)
	$2,677,583	$2,702,170

The accompanying footnotes are an integral part of these financial statements

MK Automotive, Inc.
Statements of Operations
For the Nine Months Ended December 31, 2009 and 2008
(Unaudited)

	2009	2008

Net sales	$3,549,786	$3,840,564
Cost of goods sold	3,286,710	3,568,828
Gross profit	263,076	271,736

Selling, General and Administrative Expenses
Salaries, wages and employee benefits	110,078	98,016
Advertising	47,315	73,672
Bank charges	62,963	52,825
Repairs and maintenance	16,914	8,495
Professional fees	216,291	1,144,453
Bad debt	2,574	17,505
	456,134	1,394,966

Loss from operations	(193,062)	(1,123,230)

Other expense
Interest expense	153,719	187,448

Net loss	$(346,781)	$(1,310,678)

Basic and diluted loss per share	$(0.01)	$(0.05)

Weighted average shares outstanding	29,694,952	28,411,900

The accompanying footnotes are an integral part of these financial statements

MK Automotive, Inc.
Statements of Cash Flows
For the Nine Months Ended December 31, 2009 and 2008
(Unaudited)

	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(346,781)	$(1,310,678)
Adjustments to reconcile net loss to net cash from operating activities:
Stock-based compensation	166,667	1,090,647
Depreciation	26,824	26,823
Changes in operating assets and liabilities
Accounts receivable	(8,409)	(12,276)
Prepaid expenses and other current assets	7,874	(9,574)
Accounts payable	67,331	(19,212)
Accrued expenses and other current liabilities	(17,036)	71,905
Deferred income	20,004	-

Net cash used in operating activities	(83,526)	(162,394)

CASH FLOWS FROM FINANCING ACTIVITIES
Advances from share holders	-	25,000
Payment of advances from shareholders	(25,000)	(75,000)
Proceeds from (payments on) line of credit, net	7,505	(2,238)
Borrowings from long-term debt	50,000	-
Repayments of long-term debt	(59,377)	(130,964)
Sale of common stock	112,100	375,000

Net cash provided by financing activities	85,228	191,798

NET INCREASE IN CASH	1,702	29,404

CASH AT BEGINNING OF PERIOD	68,291	75,216

CASH AT END OF PERIOD	$69,993	$104,620

SUPPLEMENTAL DISCLOSURE OF CASH
FLOW INFORMATION
Cash paid during the year for interest	$129,259	$165,700
Income taxes paid	-	-

SUPPLEMENTAL DISCLOSURE OF NON-CASH
INVESTING ACTIVITIES
Acquisition of business through issuance of debt	-	300,000

The accompanying footnotes are an integral part of these financial statements

MK AUTOMOTIVE, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Note 1. Basis of Presentation

The accompanying unaudited interim financial statements of MK Automotive, Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission and should be read in conjunction with the audited financial statements and notes thereto contained elsewhere in this Form 10. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements that would substantially duplicate the disclosure contained in the audited financial statements for the most recent fiscal year as reported in Form 10, have been omitted.

Note 2. Debt

On August 1, 2009, the Company borrowed $50,000 from a third party.  The note matures in 5 years from the date of issuance and bears interest at 5%.

Note 3. Equity

During the nine months ended December 31, 2009, the Company sold 112,100 shares at $1 per share to several investors for a total of $112,100.

The Company also recognized consulting expenses of $166,667 pertaining to 1,000,000 shares of the Company’s common stock granted to a consultant in May 2008 and amortized over a 27-month period.  The shares were valued at $.50 per share based on contemporaneous sales of common stock to investors.